UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-12379
First Financial Bancorp Thrift Plan and Trust
300 High St.
Hamilton, OH 45011
First Financial Bancorp
300 High St.
Hamilton, OH 45011

Financial Statements and Supplemental Schedules
First Financial Bancorp Thrift Plan and Trust
Years ended December 31, 2006 and 2005
with Report of Independent Registered Public Accounting Firm

First Financial Bancorp Thrift Plan and Trust
Financial Statements and Supplemental Schedules
Years Ended December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Audit Committee of the Board of Directors
First Financial Bancorp
We have audited the accompanying statements of net assets available for benefits of the First Financial Bancorp Thrift Plan and Trust (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Financial Bancorp Thrift Plan and Trust at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held as of December 31, 2006, and reportable transactions for the year then ended, are presented for the purposes of additional analysis and are not a required part of the financial statements but are for supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ ERNST & YOUNG LLP
Cincinnati, Ohio
June 27, 2007

First Financial Bancorp Thrift Plan and Trust
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Investments — at fair value:
First Financial Bancorp Common Stock	$15,189,643	$17,980,811
Mutual Funds	28,382,767	25,319,890
Money Market Fund	15	297,197

Total investments	43,572,425	43,597,898

Receivables:
Interest and dividends	149,789	181,075
Employer	55,153	0

Cash	0	967

Total assets	43,777,367	43,779,940

Net assets available for benefits at fair value	43,777,367	43,779,940

Adjustment from fair value to contract value for fully benefit responsive investment contract	41,018	39,846

Net assets available for benefits	$43,818,385	$43,819,786

See accompanying notes to financial statements.

First Financial Bancorp Thrift Plan and Trust
Statements of Changes in Net Assets Available for Benefits

	December 31,
	2006	2005
Additions to net assets attributed to:
Investment Income:
Net appreciation (depreciation) in fair value of investments	$13,646	$(396,658)
Interest	148,541	140,861
Dividends	2,411,240	2,092,807

Total investment income	2,573,427	1,837,010

Contributions:
Employer	1,179,215	973,895
Participants	3,291,988	2,765,575
Rollovers	167,582	224,081
Participant loan payments	8,852	965

Total contributions	4,647,637	3,964,516

Total additions	7,221,064	5,801,526

Deductions from net assets attributed to:
Benefits paid to participants	7,222,452	7,614,250
Administrative expenses	13	150

Total deductions	7,222,465	7,614,400

Net (decrease) increase	(1,401)	(1,812,874)
Net assets available for benefits:
Beginning of year	43,819,786	45,632,660

End of year	$43,818,385	$43,819,786

See accompanying notes to financial statements.

First Financial Bancorp Thrift Plan and Trust
Notes to Financial Statements
December 31, 2006
1. Description of the Plan
The following brief description of the First Financial Bancorp Thrift Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description for more information.
First Financial Bancorp (the Plan Sponsor) is the sponsor of the plan.
General
The Plan is a defined-contribution plan, qualified under Section 401 of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers substantially all employees of the Plan Sponsor and affiliates who are age twenty-one or older. The Plan is subject to the provisions of Section 401(k) of the Internal Revenue Code whereby the participants’ discretionary contributions would not be reportable as compensation for federal and state income tax purposes. The Plan is a single plan of a controlled group as defined in Code Sections 414(b) and 414(c).
Funding
Employer contributions to the Plan are equal to 50 percent of the employee’s contribution up to the first 6% of the participant’s deferrals. Employer contributions are initially invested in the First Financial Bancorp Common Stock Fund. Employer contributions made prior to January 1, 2006 are fully vested upon contribution to the Plan. Employer contributions made after December 31, 2005 for participants with a plan entry date of January 1, 2006, or after will be fully vested after the participant completes two years of service. As of March 31, 2002, participants have the option of directing the employer contributions out of the stock fund. Although the Plan Sponsor has not expressed any intention to do so, it has the right under the Plan to discontinue contributions at any time and terminate the Plan, subject to provisions set forth in ERISA.
Effective January 1, 2003, participants may elect to make contributions to the Plan of up to 50 percent of their eligible salary on a before-tax basis. Prior to January 1, 2003, participants were permitted to make contributions to the Plan of up to 12 percent of their eligible salary on a before-tax basis. Prior to January 1, 1986, participants were permitted to contribute certain amounts on an after-tax basis.

First Financial Bancorp Thrift Plan and Trust
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participating Corporations
The terms of the Plan provide that any corporation that becomes a member of the controlled group may, with consent of the Plan Sponsor, adopt the Plan for those employees which the Plan determines shall be eligible.
Benefit Payments
Participants may elect an in-service, non-hardship distribution comprised of the participant’s after-tax contributions, employer contributions and the earnings on these accounts. Employer contributions withdrawn are limited to those made more than eight plan quarters prior to the quarter in which the withdrawal is being made. Such a withdrawal suspends the participant’s right to make contributions for one year.
Active employees may withdraw before-tax savings only if the participant can prove “financial hardship” as defined by the Plan Document. Any distribution of before-tax funds results in a one-year suspension of participation in the Plan. Earnings on the participant’s before-tax contributions are not eligible for distribution prior to termination or retirement.
Participants’ Accounts
A participant may elect to withdraw all or any part of his or her after-tax savings from the Plan. Such withdrawal suspends the participant’s rights to make future contributions for six months.
Employees with monies in the Plan may allocate among any of the thirteen available investment options, as follows:
The Federated Capital Preservation Fund invests in stable value products, including Guaranteed Investment Contracts (GIC’s), synthetic GIC’s, and money market funds. The fund seeks to outperform money market funds in a normal yield curve environment and attempts to maintain a stable unit value of $10.00. Valuation occurs daily and dividends are declared daily and paid monthly.
The Legacy Core Bond Fund seeks a high level of current income as is consistent with preservation of capital. This fund invests primarily in investment-grade or comparable quality debt obligations such as bonds, notes, debentures, bills, and other intermediate and short-term debt securities issued by corporations of the U.S. government, its agencies, or instrumentalities.

First Financial Bancorp Thrift Plan and Trust
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participants’ Accounts (continued)
The objective of the Legacy Balanced Fund is to balance capital appreciation and current income in stock and fixed income funds. The interest rate and market value of the model will change in reaction to interest rates, government policies, and worldwide economic conditions. The Balanced Fund allocates its assets to 40% bonds and 60% stocks.
The Legacy Multi-Cap Core Equity Fund seeks a high level of total return, consisting of capital appreciation and income. This Fund invests primarily in equity securities of companies of all market capitalizations, but emphasizes mid to large-cap companies. It may invest in common stocks, convertible securities, and preferred stocks of both domestic and foreign issues. It may also purchase undervalued stocks of companies if they offer prospects for substantial appreciation.
The First Financial Bancorp Common Stock Fund invests in First Financial Bancorp Common Stock. The investment objective is long-term growth of capital. This fund is generally considered to be the riskiest investment alternative offered because of the absence of diversification.
The American Funds EuroPacific Growth Fund (R3) seeks long-term growth of capital. It invests primarily in securities of issuers located in Europe and the Pacific Basin. Performances of foreign stocks are closely tied to the economic, political, and environmental condition of a country and region.
The Federated Max-Cap Index Fund seeks investment results that correspond to the aggregate price and dividend performance of publicly traded common stocks by duplicating the composition of the S&P 500 Index.
The Federated Kaufmann Small Cap Fund (A) seeks capital appreciation by investing in equity securities of small-cap companies.
The Federated International Small Company Fund (A) seeks to provide long-term growth of capital by investing primarily in equity securities of foreign companies that have a market capitalization at the time of purchase of $5.0 billion or less.
The Federated Target ETF 2015 Fund (A) seeks capital appreciation and current income consistent with its current asset allocation, which will emphasize a decreasing allocation to equity securities as the fund’s target year approaches. The fund pursues its investment objectives by investing in a mix of equity and fixed-income investments. The fund will normally invest at least 80% of its assets in exchange-traded funds (“ETF’s”) in order to achieve exposure to the various asset classes. The fund will invest 58% in equity and 42% in fixed income securities to reach the fund’s neutral position.

First Financial Bancorp Thrift Plan and Trust
Notes to Financial Statements (continued)
The Federated Target ETF 2025 Fund (A) seeks capital appreciation and current income consistent with its current asset allocation, which will emphasize a decreasing allocation to equity securities as the fund’s target year approaches. The fund pursues its investment objectives by investing in a mix of equity and fixed-income investments. The fund will normally invest at least 80% of its assets in exchange-traded funds (“ETF’s”) in order to achieve exposure to the various asset classes. The fund will invest 74% in equity and 26% in fixed income securities to reach the fund’s neutral position.
The Federated Target ETF 2035 Fund (A) seeks capital appreciation and current income consistent with its current asset allocation, which will emphasize a decreasing allocation to equity securities as the fund’s target year approaches. The fund pursues its investment objectives by investing in a mix of equity and fixed-income investments. The fund will normally invest at least 80% of its assets in exchange-traded funds (“ETF’s”) in order to achieve exposure to the various asset classes. The fund will invest 84% in equity and 16% in fixed income securities to reach the fund’s neutral position.
The American Century Real Estate Fund (Adv.) seeks long-term capital appreciation. Income is a secondary objective. The fund invests at least 80% of its assets in equity securities issued by real estate investment trusts and companies engaged in the real estate industry.
Plan Termination
In the event of termination, the net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.
2. Summary of Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments
Investments are individual mutual funds held with Federated Retirement Plan Services and a separate trust account at First Financial Bank (the Bank), National Association, a wholly-owned subsidiary of the Plan Sponsor, to hold the First Financial Bancorp Common Stock Fund investment option for the Plan. Investments are stated at fair values based on quoted closing net asset values obtained by Federated Retirement Plan Services from published market data. Security transactions are recorded on the trade date.

First Financial Bancorp Thrift Plan and Trust
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
New Accounting Pronouncement
The Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). Under the FSP, only assets that are attributable to “fully benefit-responsive” investment contracts are eligible for contract value accounting treatment. This FSP was adopted by the Plan for the year ended December 31, 2006 and applied retrospectively, as required by the FSP. The Federated Capital Preservation Fund meets the definition of a fully benefit-responsive investment contract. The Federated Capital Preservation Fund invests in stable value products, including GIC’s synthetic GIC’s, and money market funds. The underlying assets purchased by the Federated Capital Preservation Fund are designed to pay all participant-initiated transactions at contract value.
3. Investments
The fair value of individual investments that represent five percent or more of the Plan’s net assets are as follows:

	December 31
	2006	2005

First Financial Bancorp Common Stock Fund	$15,189,643	$17,980,811
Federated Max-Cap Index Fund	6,370,102	5,560,441
Federated Kaufmann Small Cap Fund	4,211,742	3,358,839
Legacy Multi-Cap Core Equity Fund	5,140,872	5,118,723
Legacy Core Bond Fund	1,525,156	2,423,928
Legacy Balanced Fund	2,548,516	3,239,319
Federated Capital Preservation Fund	4,267,477	3,490,292
American Funds Europacific Fund	3,415,097	2,128,349
The Plan’s investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in carrying value as follows:

	December 31
	2006	2005

First Financial Bancorp Common Stock	($1,027,741)	($107,112)
Equity and Fixed Income Mutual Funds	1,041,387	(289,546)

Net appreciation (depreciation)	$13,646	($396,658)

First Financial Bancorp Thrift Plan and Trust
Notes to Financial Statements (continued)
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated March 11, 2003, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
5. Transactions with Parties-in-Interest
Administrative and other service fees are paid by the Plan Sponsor. The Plan is not charged for administrative services performed on its behalf by First Financial Bancorp.
The Plan invests in common stock of the Plan Sponsor.
The Bank, an affiliate of the Plan Sponsor, is the Plan Trustee.
6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31,
2006
Net decrease in net assets available for benefits per the financial statements	$(1,401)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(41,018)

Net income per the Form 5500	$(42,419)

Supplemental Schedules

First Financial Bancorp Thrift Plan and Trust
EIN 31-1042001/Plan 002
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

	Number of Shares or			Current
Identity of Issue/Description of Asset	Principal Amount		Cost	Value

First Financial Bancorp common stock*	915,217	shares	$16,217,361	$15,189,643

Federated Prime Value Obligation Money Market Fund	15	shares	15	15

Federated Capital Preservation Fund	430,849	shares	N/A	4,267,477

Legacy Core Bond Fund*	159,870	shares	N/A	1,525,156

Legacy Multi-Cap Core Equity Fund*	526,190	shares	N/A	5,140,872

American Funds Euro Pacific Grth Fund (R3)	74,403	shares	N/A	3,415,097

Federated Max-Cap Index Fund	244,816	shares	N/A	6,370,102

Federated Kaufmann Small Cap Fund (A)	173,609	shares	N/A	4,211,742

Legacy Balanced Fund*	240,993	shares	N/A	2,548,516

Federated Target ETF 2035 Fund (A)	3,041	shares	N/A	32,785

Federated Target ETF 2025 Fund (A)	2,132	shares	N/A	23,108

Federated Target ETF 2015 Fund (A)	23,430	shares	N/A	249,290

American Century Real Estate-Adv.	10,614	shares	N/A	322,547

Federated International Small Company Fund (A)	6,262	shares	N/A	276,075

				$43,572,425

*	Indicates party-in-interest to the Plan
N/A-Information is not required since these are participant directed investments

First Financial Bancorp Thrift Plan and Trust
EIN 31-1042001/Plan 002
Schedule H, Line 4 j — Schedule of Reportable Transactions
For the year ended December 31, 2006

			Expenses		Current
			Incurred		Value of	Net
	Purchase	Selling	with	Cost of	Asset on	Gain
Identity of Issue/Description of Asset	Price	Price	Transaction	Asset	Valuation Date	(Loss)

Category (iii)—series of transactions in excess of 5 percent of plan assets

Federated Capital Preservation Fund	$2,436,636	—	$—	2,436,636	$2,436,636	$—

First Financial Bancorp common stock	—	3,886,075	—	4,053,058	3,886,075	(166,983)

Legacy Multi-Cap Core Equity Fund	—	3,323,054	—	271,798	3,323,054	3,051,256

Legacy Core Bond Fund	—	2,342,772	—	271,049	2,342,772	2,071,723
There were no category (i), (ii), or (iv) reportable transactions during 2006.
NOTE: Rental expense is not applicable

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this annual report to be signed by the undersigned thereunto duly authorized.

FIRST FINANCIAL BANCORP
THRIFT AND TRUST

Date: June 29, 2007	By:	/s/ John R. Klein

John R. Klein
Vice President
Human Resources
First Financial Bancorp

/s/ J. Franklin Hall

J. Franklin Hall
Sr. Vice President and Chief
Financial Officer
First Financial Bancorp